UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________
FORM T-3
_______________________
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
_______________________

GOL Finance

GOL Equity Finance
(Co-Issuers)

GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas S.A.

Smiles Fidelidade S.A.
(Guarantors)

(Name of Applicants)

_______________________

c/o GOL Linhas Aéreas Inteligentes S.A.
Praça Comandante Linneu Gomes, Portaria 3, Prédio 24

Jd. Aeroporto

04630-000 São Paulo, São Paulo

Federative Republic of Brazil
(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
9.500% Senior Notes due 2031	Up to $600,000,000 aggregate principal amount

Approximate date of proposed public offering: As soon as practicable on or after the Effective Date under the Plan (as defined herein).
Name and registered address of agent for service: Cogency Global Inc. 122 East 42nd Street, 18th Floor New York, NY 10168 800-221-0102	With a copy to: Paul Denaro, Esq. Milbank LLP 55 Hudson Yards New York, NY 10001 212-530-5000

The Applicants hereby amend this Application for Qualification (the “Application”) on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

GENERAL

1.                General Information.

GOL Finance and GOL Equity Finance (collectively, the “Issuers”) are each a public limited liability company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg.

The guarantors identified below (the “Guarantors” and, together with the Issuers, the “Applicants”) have the following forms of organization or incorporation and jurisdictions of formation.

Guarantor	Form	Jurisdiction
GOL Linhas Aéreas Inteligentes S.A.	Corporation (sociedade anônima)	Brazil
GOL Linhas Aéreas S.A.	Corporation (sociedade anônima)	Brazil
Smiles Fidelidade S.A.	Corporation (sociedade anônima)	Brazil

The Second Modified Third Amended Joint Chapter 11 Plan of GOL Linhas Aéreas Inteligentes S.A. and Its Affiliated Debtors, dated as of March 20, 2025 (the “Plan”) contemplates, among other things, (i) a plan of reorganization of GOL Linhas Aéreas Inteligentes S.A. and certain of its affiliates (the “Reorganization”) and (ii) the issuance by the Issuers of their 9.500% Senior Notes due 2031 (the “Notes”).

As more fully described in the Plan, two additional entities that have yet to be formed will also be guarantors of the Notes. This Application will be amended prior to its effectiveness to include such entities.

2.                Securities Act Exemption Applicable.

Pursuant to the terms of the Plan, under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”), the Issuers will issue under the indenture to be qualified hereby (the “Indenture”) the Notes to (i) Abra Group Limited or any of its subsidiaries (the “Lead Purchaser”) and (ii) if Class 4 (as defined in the Plan) votes to accept the Plan, holders of Allowed 2026 Senior Secures Notes Claims (as defined in the Plan) (collectively, the “Purchasers”).

The Plan will become effective on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived (the “Effective Date”).

The issuance of the Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicants believe that the issuance of the Notes and the guarantees thereof to the Purchasers will satisfy the aforementioned requirements. See “Article VIII Provisions Governing Distributions – E. Exemption from Securities Laws” of the Plan.

AFFILIATIONS

3.                Affiliates.

A diagram containing all the affiliates of the Applicants, and indicating their respective percentages of voting securities or other bases of control, is exhibited hereto as Exhibit T3G.1 and incorporated by reference herein.

If the Reorganization were to occur pursuant to the Plan, the organizational chart is not expected to change following the consummation of the Reorganization; however, the resulting organizational structure of the GOL Linhas Aéreas Inteligentes S.A. (the “Company”) is uncertain at this point in time.

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MANAGEMENT AND CONTROL

4.                Directors and Executive Officers.

GOL Finance

The names of the directors of GOL Finance, as of the date hereof, are set forth below. GOL Finance does not have any executive officers. The mailing address for each director is: c/o Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil.

Name	Office
Carla Patricia Cabral da Fonseca	Director
Celso Guimarães Ferrer Junior	Director
Renata Domingues da Fonseca Guinesi	Director
Eduardo Guardiano Leme Gotilla	Director

GOL Equity Finance

The names of the directors of GOL Equity Finance, as of the date hereof, are set forth below. GOL Equity Finance does not have any executive officers. The mailing address for each director is: c/o Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil.

Name	Office
Celso Guimarães Ferrer Junior	Director
Carla Patricia Cabral da Fonseca	Director
Renata Domingues da Fonseca Guinesi	Director
Eduardo Guardiano Leme Gotilla	Director

GOL Linhas Aéreas Inteligentes S.A

The names of the directors and executive officers of GOL Linhas Aéreas Inteligentes S.A., as of the date hereof, are set forth below. The mailing address for each director and executive officer is: c/o Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil.

Name	Office
Constantino de Oliveira Junior	Chairman of the Board
Ricardo Constantino	Vice Chairman of the Board
Adrian Neuhauser	Board Member
Anmol Bhargava	Board Member
Marcela de Paiva Bonfim Teixeira	Independent Board Member
Germán Pasquale Quiroga Vilardo	Independent Board Member
Philipp Michael Schiemer	Independent Board Member
Tymothy Robert Coleman	Independent Board Member
Paul Stewart Aronzon	Independent Board Member
Celso Guimarães Ferrer Junior	Chief Executive Officer
Eduardo Guardiano Leme Gotilla	CFO and Investor Relations Officer
Carla Patrícia Cabral da Fonseca	Executive Officer
Renata Domingues da Fonseca Guinesi	Executive Officer

GOL Linhas Aéreas S.A.

The names of the directors and executive officers of GOL Linhas Aéreas S.A., as of the date hereof, are set forth below. The mailing address for each director and executive officer is: c/o Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil.

2

Name	Office
Constantino de Oliveira Junior	Chairman of the Board
Joaquim Constantino Neto	Vice Chairman of the Board
Ricardo Constantino	Effective member of the board
Celso Guimarães Ferrer Junior	President
Carla Patricia Cabral da Fonseca	Executive Officer
Eduardo Guardiano Leme Gotilla	Executive Officer
Renata Domingues da Fonseca Guinesi	Executive Officer

Smiles Fidelidade S.A.

The names of the executive officers of Smiles Fidelidade S.A., as of the date hereof, are set forth below. Smiles Fidelidade S.A. does not have any directors. The mailing address for each executive officer is: c/o Rua Verbo Divino, 1661, 11th floor, Chácara Santo Antônio, City of São Paulo, State of São Paulo, 04719-002, Brazil.

Name	Office
Celso Guimarães Ferrer Junior	President
Carla Patricia Cabral da Fonseca	Officer
Eduardo Guardiano Leme Gotilla	Officer

5.                Principal Owners of Voting Securities.

The following table sets forth certain information regarding each person known to each Applicant to own 10 percent or more of the voting securities of such Applicant as of the date of this Application.

Applicant	Name and Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
GOL Finance	GOL Linhas Aéreas Inteligentes S.A. Praça Comandante Linneu Gomes, Portaria 3, Prédio 24, Jd. Aeroporto 04630-000 São Paulo, São Paulo Federative Republic of Brazil	Common Shares	1,188,060,000	100%
GOL Equity Finance	Stichting Holding GOL Equity Finance Locatellikade 1, 1076AZ Amsterdam	Common Shares	37,227	100%
GOL Linhas Aéreas Inteligentes S.A.	Abra MOBI LLP 3rd Floor 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT	Common Shares Preferred Shares	1,431,840,865 65,569,880	50.0% 19.365%

	Abra Kingsland LLP 3rd Floor 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT	Common Shares Preferred Shares	1,431,841,250 65,569,881	50.0% 19.365%

	Abra Group Limited 3rd Floor 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT	Preferred Shares	12,747,695	3.765%

3

GOL Linhas Aéreas S.A.	GOL Linhas Aéreas Inteligentes S.A. Praça Comandante Linneu Gomes, Portaria 3, Prédio 24, Jd. Aeroporto 04630-000 São Paulo, São Paulo Federative Republic of Brazil	Common Shares	3,480,216,892	100%
Smiles Fidelidade S.A.	GOL Linhas Aéreas S.A. c/o GOL Linhas Aéreas Inteligentes S.A. Praça Comandante Linneu Gomes, Portaria 3, Prédio 24, Jd. Aeroporto 04630-000 São Paulo, São Paulo Federative Republic of Brazil	Common Shares	1,000	100%

If the Reorganization were to occur pursuant to the Plan, the ownership of the voting securities of each of the Applicants (other than the Company) is not expected to change following the consummation of the Reorganization; however, the resulting principal ownership of voting securities of the Company is uncertain at this point in time.

UNDERWRITERS

6.                Underwriters.

(a)              Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this Application.

(b)              There is no proposed principal underwriter for the Notes that are to be issued in connection with the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7.                Capitalization.

(a)              The following tables set forth certain information with respect to each authorized class of securities of the Applicants as of the date of this Application.

GOL Finance

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	1,500,060,000	1,188,060,000
Senior Secured Notes Due 2028	$1,430,925,000	$290,481,249.87
7.00% Senior Notes Due 2025	$650,000,000	$342,430,000
8.00% Senior Secured Notes Due 2026	$650,000,000	$251,117,000
5.00% Senior Secured Amortizing Notes Due 2026	$152,668,580.98	$141,662,259.15
3.00% Subordinated Secured Amortizing Notes Due 2025	$88,047,640.43	$66,035,973.51
Floating Rate Superpriority Senior Secured Notes Due 2025	$1,602,394,878	$1,247,094,433

GOL Equity Finance

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	37,227	37,227
Exchangeable Senior Secured Notes Due 2028	$1,430,925,000	$1,375,951,496.82
3.75% Exchangeable Senior Notes Due 2024	$425,000,000	$42,137,000

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GOL Linhas Aéreas Inteligentes S.A.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	2,863,682,500*	2,863,682,500
Preferred Shares	338,594,335*	338,594,335**
Seventh Issuance of Senior Secured Debentures	BRL563,333,210	BRL387,144,615.72
Eight Issuance of Senior Secured Debentures	BRL610,217,000	BRL419,363,781.85

*The Company is able to authorize the increase of its corporate capital, in the form of common shares or preferred shares, by up to BRL17,000,000,000.

**Includes 2,109 Preferred Shares are held in treasury.

GOL Linhas Aéreas S.A.

Title of Class	Amount Authorized*	Amount Outstanding
Common Shares	3,480,216,892	3,480,216,892
Preferred Shares	718,266,722	718,266,722

*GOL Linhas Aéreas S.A. is able to authorize the increase of its corporate capital, in the form of common shares or preferred shares, by up to 10%.

Smiles Fidelidade S.A.

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	1,000	1,000

(b)              Each share of each of the Applicant’s common shares is entitled to one vote for each such share held on all matters submitted to a vote of security holders.

Each of the Preferred Shares of the Company have no voting rights, except that each Preferred Share entitles its holder to one vote at the Company’s shareholders’ meeting to decide on certain specific matters, such as: any transformation of the Company into another corporate type; any merger, consolidation or spin-off of the Company; approval of any transactions between the Company and its controlling shareholder or parties related to the controlling shareholder; approval of any valuation of assets to be delivered to the Company in payment for shares issued in a capital increase; appointment of an expert to ascertain the fair value of the Company in connection with any deregistration and delisting tender offer; changes to the rights attributable to Preferred Shares approved by shareholders on March 23, 2015; any changes to these voting rights; and approval of a change of the Company’s corporate purpose.

Each of the Preferred Shares of GOL Linhas Aéreas S.A. have no voting rights.

The debt securities described above do not entitle the holders thereof to voting rights.

INDENTURE SECURITIES

8.                Analysis of Indenture Provisions.

The analysis of provisions of the new Indenture will be provided in an amendment to this Form T-3.

9.                Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the Notes, except that, as more fully described in the Plan, two additional entities that have yet to be formed will also be guarantors of the Notes. This Application will be amended prior to its effectiveness to include such entities.

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CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)              Pages numbered 1 to 6, consecutively.

(b)              The Statement of Eligibility and Qualification on Form T-1 of Wilmington Savings Fund Society, FSB, as trustee under the Indenture.

(c)              The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Statuts Coordonnes of GOL Finance, and Constat D’augmentation de Capital of GOL Finance, as of September 22, 2023
Exhibit T3A.2	Statuts Coordonnes of GOL Equity Finance, dated December 5, 2018
Exhibit T3B.1	Bylaws of GOL Linhas Aéreas Inteligentes S.A.
Exhibit T3B.2	Bylaws of GOL Linhas Aéreas S.A.
Exhibit T3B.3	Restated Bylaws of Smiles Fidelidade S.A.
Exhibit T3C.1*	Form of Indenture to be entered into by and among GOL Finance, the Guarantors and Wilmington Savings Fund Society, FSB, as trustee and collateral agent for the Notes
Exhibit T3D.1	Not applicable
Exhibit T3E.1	Second Modified Third Amended Joint Chapter 11 Plan of Reorganization of GOL Linhas Aéreas Inteligentes S.A. and Its Affiliated Debtors, dated as of March 20, 2025
Exhibit T3E.2	Disclosure Statement for Second Modified Third Amended Joint Chapter 11 Plan of Reorganization of GOL Linhas Aéreas Inteligentes S.A. and Its Affiliated Debtors, dated as of March 20, 2025
Exhibit T3F.1*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto)
Exhibit T3G	Organizational Chart
Exhibit 25.1	Statement of eligibility and qualification of the trustee on Form T-1

*       To be filed by amendment.

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SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, GOL Finance, a public limited liability company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on March 24, 2025.

GOL Finance	GOL Finance
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Director	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, GOL Equity Finance, a public limited liability company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on March 24, 2025.

GOL Equity Finance	GOL Equity Finance
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Director	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, GOL Linhas Aéreas Inteligentes S.A., a corporation (sociedade anônima) organized under the laws of Brazil, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on March 24, 2025.

GOL Linhas Aéreas Inteligentes S.A.	GOL Linhas Aéreas Inteligentes S.A.
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Executive Officer	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, GOL Linhas Aéreas S.A., a corporation (sociedade anônima) organized under the laws of Brazil, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on March 24, 2025.

GOL Linhas Aéreas S.A.	GOL Linhas Aéreas S.A.
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Executive Officer	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: President

Pursuant to the requirements of the Trust Indenture Act of 1939, Smiles Fidelidade S.A., a corporation (sociedade anônima) organized under the laws of Brazil, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of São Paulo, State of São Paulo, Brazil, on March 24, 2025.

Smiles Fidelidade S.A.	Smiles Fidelidade S.A.
By: /s/ Carla Patricia Cabral da Fonseca Name: Carla Patricia Cabral da Fonseca Title: Officer	By: /s/ Celso Guimarães Ferrer Junior Name: Celso Guimarães Ferrer Junior Title: President